March 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Benjamin Holt

Re:	Ohmyhome Limited
Registration Statement on Form F-1, as amended (File No. 333-268691) Withdrawal of Request for Acceleration of Effectiveness

Dear Mr. Holt:

Reference is made to our letter, filed as correspondence via EDGAR on March 14, 2023, in which we, as underwriter of Ohmyhome Limited’s proposed public offering of ordinary shares, joined Ohmyhome Limited’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, March 16, 2023, at 4:30 p.m. Eastern Time. Ohmyome Limited is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

PRIME NUMBER CAPITAL LLC

/s/ Xiaoyan Jiang
Name: Xiaoyan Jiang
Title: Chairwoman